Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, April 8, 2019 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced a domestic public offering of $250 million of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 46”). The offering will be underwritten on a bought-deal basis by a syndicate of underwriters led by BMO Capital Markets. The Bank has granted to the underwriters an option to purchase up to an additional $50 million of the Preferred Shares Series 46 exercisable at any time up to 48 hours before closing.

The Preferred Shares Series 46 will be issued to the public at a price of $25.00 per share. Holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for the initial period to May 25, 2024, as and when declared by the Board of Directors of the Bank, payable in the amount of $0.31875 per share, to yield 5.10 per cent annually.

Subject to regulatory approval, on May 25, 2024 and on May 25 of every fifth year thereafter, the Bank may redeem the Preferred Shares Series 46 in whole or in part at par. On May 25, 2024, the dividend rate will reset and will reset thereafter every five years to be equal to the 5-Year Government of Canada Bond Yield plus 3.51 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares Series 46 into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 47 (Non-Viability Contingent Capital (NVCC)) (“Preferred Shares Series 47”) on May 25, 2024, and on May 25 of every fifth year thereafter. Holders of the Preferred Shares Series 47 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the Board of Directors of the Bank, equal to the then 3-month Government of Canada Treasury Bill Yield plus 3.51 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares Series 47 into an equal number of Preferred Shares Series 46 on May 25, 2029, and on May 25 of every fifth year thereafter.

The anticipated closing date is April 17, 2019. The net proceeds from the offering will be used by the Bank for general banking purposes.

The Preferred Shares Series 46 and Preferred Shares Series 47 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Preferred Shares Series 46 or Preferred Shares Series 47 in the United States or in any other jurisdiction where such offer is unlawful.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $807 billion as of January 31, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com